

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 30, 2017

<u>Via E-mail</u>
Mr. Jaime Vasquez
Chief Financial Officer
AK Steel Holding Corporation
9227 Centre Pointe Drive
West Chester, Ohio 45069

> **RE: AK Steel Holding Corporation**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 1-13696**

Dear Mr. Vasquez:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction